Bingham McCutchen LLP
                               One Federal Street
                           Boston, Massachusetts 02110



                                                                  March 25, 2010



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust VI
                  Registration Statement on Form N-1A
                  (File Nos. 1333-138560; 811-21978)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, please accept this letter as a request for the Commission's consent to the withdrawal of Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of Pioneer Series Trust VI (the "Registrant"), which was filed on December 4, 2009 (Accession No. 0001380192-09-000013) (the "Amendment"). The purpose of the Amendment was to register shares of Pioneer Global Real Return Fund (the "Fund"), a new series of the Registrant. However, the Registrant did not request a new series identifier for the Fund when the Amendment was filed via EDGAR. Accordingly, the Amendment as filed via EDGAR inadvertently registered shares of the Fund as new classes of Pioneer Floating Rate Fund, an existing series of the Registrant. No securities have been sold in connection with the Amendment.

         The Registrant hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                                  Sincerely,

                                                          /s/ Jeremy Kantrowitz

                                                              Jeremy Kantrowitz